December 20, 2024

D. Bryan Jordan
Chairman of the Board, President and Chief Executive Officer
First Horizon Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon Corporation
           Definitive Proxy Statement on Schedule 14A
           Response dated December 5, 2024
           File No. 001-15185
Dear D. Bryan Jordan:

        We have reviewed your December 5, 2024 response to our comment letter and have the following comment(s).

        Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
September 25, 2024 letter.

Response dated December 5, 2024
Pay Versus Performance, page 93

1. We note your response to prior comment 2, and your statement that if a non-GAAP or otherwise adjusted measure is your Company-Selected Measure, you will explain in
       narrative how the measure    is related to GAAP measures.    Please
confirm, if true,
       that in future filings where your Company-Selected Measure is a non-GAAP measure, you will disclose how the number is calculated from your audited financial statements. See Item 402(v)(2)(vi) of Regulation S-K.
 December 20, 2024
Page 2

       Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412
with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Disclosure Review
Program